ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)

				From
				December 21,
	For the Years Ended			2001
	January 31,			(Inception)
				to January 31,
	2013	2012	2011	2013

Expenses

Consulting	$941,385	$1,357,785	$1,163,538	$7,284,241
Depreciation	65,760	29,627	16,854	133,767
Director fees	225,797	26,205	-	252,002
Foreign exchange (gain) loss	(108,848)	(29,677)	(158,810)	13,731
Mineral property interests	5,147,673	6,085,967	2,993,700	21,732,243
Office and sundry	190,735	226,140	162,572	1,095,568
Professional	420,027	450,626	575,899	2,923,286
Rent	43,925	49,642	25,934	233,132
Salaries and benefits	543,256	166,404	-	709,660
Shareholder and investor relations	248,868	414,883	164,874	2,671,865
Tax on assets	25,207	69,635	-	94,842
Transfer agent and filing	53,351	22,154	111,628	397,668
Travel	172,929	181,910	111,704	781,186
Write-down of mineral claims	-	-	-	408,496

Loss before interest income (expense)	(7,970,065)	(9,051,301)	(5,167,893)	(38,731,687)

Interest income	65,562	77,329	3,695	146,586
Interest expense	(1,328)	(24,410)	-	(562,240)

Net loss for the year before income taxes	(7,905,831)	(8,998,382)	(5,164,198)	(39,147,341)

Income tax expense	22,119	-	-	22,119

Net loss for the period	(7,927,950)	(8,998,382)	(5,164,198)	(39,169,460)

Other comprehensive (loss) income
Unrealized gain (loss) on foreign exchange translation	(44,182)	19,844	-	(24,338)

Comprehensive loss for the period
	$(7,972,132)	$(8,978,538)	$(5,164,198)	$(39,193,798)
Net loss per share - basic and diluted	$(0.11)	$(0.14)	$(0.11)

Weighted average number of shares outstanding - basic and diluted	71,669,755	64,974,694	47,632,874

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	For the Years Ended				From December 21,
	January 31,				2001 (Inception) to
	2013	2012	2011		January 31, 2013

Cash flows used in operating activities
Net loss for the period	$(7,927,950)	$(8,998,382)	$(5,164,198)		$(39,169,460)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	65,760	29,627	16,854		133,767
Stock-based compensation	883,210	647,382	556,875		4,574,312
Debt discount	-	-	-		5,881
Shares issued to acquire mineral properties	-	-	-		3,500
Shares issued in payment of bonus	-	-	-		52,160
Non-cash interest	-	-	-		333,333
Write-down of mineral claims	-	-	-		408,496
Changes in operating assets and liabilities
Receivables	33,736	(33,991)	(33,102)		(33,357)
Prepaid expenses and deposits	12,228	(28,036)	68,033		(~~57,872~~ 57,631)
Accounts payable and accrued liabilities	(180,439)	151,163	65,292		581,526
Due to related parties	(14,786)	(218,881)	210,988		13,639

Net cash used in operating activities	(7,128,241)	(8,451,118)	(4,279,258)		(~~33,154,075~~ 33,153,834)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	-		(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)		(815,000)
Purchase of short-term investments	-	(4,109,097)	-		(4,109,097)
Redemption of short-term investments	-	4,109,097	-		4,109,097
Acquisition of equipment	(38,899)	(363,682)	(78,201)		(554,842)

Net cash used in investing activities	(38,899)	(363,682)	(893,201)		(1,778,338)

Cash flows from financing activities
Issuance of convertible debentures	-	-	-		1,650,000
Issuance of promissory notes	-	-	-		790,410
Repayment of promissory notes	-	-	-		(790,410)
Proceeds from issuance of capital stock	81,600	12,082,016	7,787,442		35,318,830
Proceeds from shares subscribed	-	-	104,380		104,380

Net cash provided by financing activities	81,600	12,082,016	7,891,822		37,073,210

Effects of foreign currency exchange on cash	(46,625)	22,729	30,213		(~~26,103~~ 23,896)

(Decrease) increase in cash during the period	(7,132,165)	3,289,945	2,749,576		~~2,114,694~~ 2,117,142

Cash and cash equivalents, beginning of period	9,249,307	5,959,362	3,209,786		-

Cash and cash equivalents, end of period	$2,117,142	$9,249,307	$5,959,362	$	~~2,114,694~~ 2,117,142

Supplemental disclosures
Cash paid (received) during the period for:
Taxes	$48,818	$3,180	$-		$53,075
Interest	$(69,513)	$(71,577)	$(2,646)		$(55,007)

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$-		$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$-		$145,488
Notes and accrued interest converted to common stock	$-	$-	$-		$1,390,008

The accompanying notes are an integral part of these consolidated financial statements.